Kathleen H. Moriarty Partner +1 212.836.8276 Direct kathleen.moriarty@apks.com

January 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:        Active Weighting Funds ETF Trust

On behalf of our client, Active Weighting Advisors LLC (the “Advisor”) and Active Weighting Funds ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) an initial registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) concerning the registration of the shares of the following four separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

Active Weighting Strategy One Fund

Active Weighting Strategy Two Fund

Active Weighting Strategy Three Fund

Active Weighting Strategy Four Fund

The Advisor and the Trust, on behalf of the Funds, have applied for two orders for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds, submitted the initial Applications for Orders on August 31, 2016 and the First Amended Applications on January 13, 2017 (File Nos. 812-14696 and 812-14697). The requested relief has not yet been granted.

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the order, if granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

United States Securities and Exchange Commission

January 17, 2017

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the Staff’s comments to the Registration Statement have been resolved.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

If you have any further questions, please do not hesitate to call me at 212-836-8276 or Gregory Xethalis at 212-836-7730. We greatly appreciate your assistance with respect to the Registration Statement.

/s/ Kathleen H. Moriarty

Kathleen H. Moriarty
Partner